SHANGRI-LA ASIA LIMITED
*(incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司

02 OCT 22 AM 9:03

18 October 2002

**BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02055457

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 18 October 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encl

10/28

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

*E\tn\sa\repsh\adr_18.10.2002.doc.1*

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

**APPENDIX**

**SHANGRI-LA ASIA LIMITED**

**Repurchase of Shares**

| Date of Repurchase | No. of Ordinary Shares Repurchased | Price Per Share |
| --- | --- | --- |
| 18 October 2002 | 200,000 | HK$4.6 |

SHANGRI-LA ASIA LIMITED
*(incorporated in Bermuda with limited liability)*
香格里拉(亞洲)有限公司

02 OCT 22 AM 9:43

18 October 2002 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

We enclose an Appendix providing information on our Company's repurchase of its own shares on 17 October 2002 on the Stock Exchange of Hong Kong Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/ld/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

*E\cw\sa\repsh\adr_17.10.2002.doc.1*

APPENDIX

**SHANGRI-LA ASIA LIMITED**

**Repurchase of Shares**

| Date of Repurchase | No. of Ordinary Shares Repurchased | Highest Price Per Share | Lowest Price Per Share |
|---|---|---|---|
| 17 October 2002 | 250,000 | HK$4.55 | HK$4.50 |